SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES AND EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 16(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM              TO

Commission file number 1-10447

CABOT OIL & GAS CORPORATION SAVINGS INVESTMENT PLAN

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

Cabot Oil & Gas Corporation

1200 Enclave Parkway

Houston, Texas 77077

(281) 589-4600

(Name of issuer of the securities held pursuant to the Plan of the address of its principal executive office)

Cabot Oil & Gas Corporation Savings Investment Plan

Contents

December 31, 2002 and 2001

*    Other schedules required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Auditors

To the Participants and Administrator of the

Cabot Oil & Gas Corporation Savings Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Cabot Oil & Gas Corporation Savings Investment Plan (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    PricewaterhouseCoopers LLP

Houston, Texas

June 13, 2003

Cabot Oil & Gas Corporation Savings Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Investments, at fair value (Notes 1, 2 and 3)
Equity	$4,937,400	$6,235,399
Mutual funds	20,460,078	23,458,140
Short-term investments and cash	6,456,590	6,078,425
Loans to participants	706,943	624,078

Net assets available for plan benefits	$32,561,011	$36,396,042

The accompanying notes are an integral part of these financial statements.

Cabot Oil & Gas Corporation Savings Investment Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2002 and 2001

	2002	2001
Additions to net assets attributed to
Investment (loss) income
Interest on participant loans	$52,265	$54,396
Interest and dividends	538,340	706,453
Net depreciation in fair value of investments	(5,834,258)	(2,720,055)

Total investment loss	(5,243,653)	(1,959,206)
Contributions
Employer	1,422,334	1,043,954
Participants	2,329,956	1,807,529

Total additions	(1,491,363)	892,277

Deductions from net assets attributed to
Benefits paid to participants	2,318,490	1,018,742
Administrative fees	25,178	23,358

Total deductions	2,343,668	1,042,100

	(3,835,031)	(149,823)
Beginning of year	36,396,042	36,545,865

End of year	$32,561,011	$36,396,042

The accompanying notes are an integral part of these financial statements.

Cabot Oil & Gas Corporation

Notes to Financial Statements

1.    Description of Plan

The following brief description of the Cabot Oil & Gas Corporation Savings Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the summary plan description and legal plan document for more complete information.

General

Cabot Oil & Gas Corporation (“COGC” or the “Company”) was previously a subsidiary of Cabot Corporation (“Cabot”). In February 1990, the Company completed its initial public offering of approximately 18 percent of the total outstanding shares of common stock and, accordingly, ceased to be a wholly owned subsidiary of Cabot. On March 28, 1991, Cabot completed an exchange offer. Following the completion of the exchange offer, the Company became 100 percent publicly-owned and ceased to be a subsidiary of Cabot.

Effective January 1, 1991, COGC established the Plan, a defined contribution plan, in which participation is voluntary on the part of the employees. Employees are eligible to become a participant in the Plan upon the first day of employment.

Prior to the commencement of the Plan, COGC employees participated in the Cabot Profit Sharing and Savings Plan (“PSSP”) and the Cabot Employee Stock Ownership Plan (“ESOP”). All COGC employees who were members of the PSSP automatically became a participant in the Plan on January 1, 1991, were 100 percent vested with respect to balances in the PSSP and ESOP as of December 31, 1990, and had their PSSP and ESOP account balances transferred to the Plan. The Plan assumed legal responsibility for the accrued benefits of such affected employees on January 1, 1991.

Benefits under the ESOP were frozen as of December 31, 1990. The ESOP balance is comprised of Cabot and/or COGC common stock. Effective September 1, 2001, the participant is eligible to withdraw, exchange, or take a loan against the ESOP balance. Dividends earned on the ESOP common stock are distributed to the other Plan investment election(s) according to the participant’s most recent investment election. If such an election is not made by a participant, dividends from the ESOP are placed in the money market fund.

Contributions

A participant can contribute in the aggregate from 1 percent to 25 percent of eligible compensation as defined in the Plan on a pre-tax (before federal and state taxes are withheld) and/or after-tax basis through payroll deductions, except for employees residing in the state of Pennsylvania. Pennsylvania requires that state taxes be withheld before the pre-tax contribution. The participant is always fully vested in his or her contributions made on either a pre-tax or after-tax basis.

Effective July 1, 2002, the Company provided an incentive for each employee to participate in the pre-tax portion of the Plan by matching 100 percent of the first 6 percent of eligible compensation contributed. Prior to July 1, 2002, the Company’s matching incentive was 100 percent of the first 4 percent of eligible compensation contributed.

Vesting

The participant is credited with a year of vesting service for each plan year in which he or she has 1,000 or more hours of service. The Company matching contribution vests 20 percent per year after the first year of vesting service, with 100 percent vesting attained after five years of vesting service. Service with Cabot prior to January 1, 1991 counts as vesting service under the Plan to the extent and in the same manner as computed under the PSSP. A participant’s account becomes 100 percent vested with less than five years of vesting service as a result of either (i) permanent and total disability, (ii) death (account value is paid to the designated beneficiary), or (iii) attainment of age 65. The Plan was amended in March 2001 to fully vest certain participants who are terminated due to a reduction in workforce. Additionally, the Amendment grants service credits to all employees who become employed by the Company as a result of an acquisition or merger for purposes of eligibility and vesting.

If a participant leaves COGC and is rehired within five years, the prior service with COGC will be restored under the Plan. Additionally, if the participant was partially vested when the employment was initially terminated, COGC will redeposit any amount of the matching contribution which was forfeited from the account (because the participant left before becoming 100 percent vested) after repayment by the participant of his or her previous distribution, if any.

Investment Elections

The Plan also allows the participants to (i) change the percentage of pay withheld through payroll deduction a maximum of four times per year, with changes taking effect the first pay period after advance notice, (ii) change investment fund options for future contributions at any time, directly by telephone with the Fidelity Management Trust Company (“Trustee”) or via the internet, (iii) transfer the total balance of his or her accumulated investments from one fund to another twelve times per year, and (iv) discontinue participation in the Plan at any time, to be effective the first pay period after advance notice. Re-enrollment can be at any time, except after a hardship withdrawal.

Payment of Benefits

A participant eligible for a distribution from the Plan may elect to receive an immediate lump sum payment, or if the participant’s account balance exceeds $5,000 he or she can defer the payment up to age 70-1/2.

An exception is made for those participants who (i) had shares of Cabot stock transferred from the PSSP and/or ESOP to the Plan and (ii) exchanged shares of Cabot common stock in his or her PSSP and/or ESOP account for shares of COGC common stock pursuant to an exchange offer completed by Cabot in March 1991. Such participants can have the stock balance paid in cash or as common stock certificates. If the participant decides to sell such stock certificates, the commission fee will be reflected in the net asset value of the stock trade. Balances transferred to the Plan from the PSSP and/or ESOP retain payment options provided under the PSSP and/or ESOP.

Withdrawals During Employment

A participant is eligible to make certain withdrawals while employed. The first category of funds that are eligible for withdrawal represent amounts that were transferred from the PSSP. The second category represents amounts contributed under the Plan. Different rules apply to the withdrawal depending on the category. If the participant was a former member in the PSSP, the participant is eligible to make either a voluntary withdrawal or a hardship withdrawal from the amounts that were transferred. A voluntary withdrawal may be made from the PSSP after-tax and employer contribution accounts. Two voluntary withdrawals can be made per year, provided that not more than two are made within three months of each other. A voluntary withdrawal will be deducted from the participant’s account in a specific order as provided for in the Plan.

A participant is also eligible for a hardship withdrawal from his or her PSSP pre-tax account under the following conditions, (i) in a year in which the participant has already made two voluntary withdrawals and (ii) when three months have not elapsed since the time of the last voluntary withdrawal. Special rules apply which determine the hierarchy of access to the various sources of funds including (i) the participant has already withdrawn the full amount of both the after-tax contributions and the vested Company contributions, (ii) the participant must have fully exhausted the ability to obtain funds from any other source, including a loan from the Plan, and (iii) the participant submitted an application to the Administrative Committee for a hardship withdrawal. Following a hardship withdrawal, there will be an automatic 12-month suspension of the participant’s pre-tax contributions.

A participant can withdraw at any time an amount equal to the after-tax contributions made to the Plan after January 1, 1991. The minimum withdrawal amount is $500. A withdrawal of after-tax contributions requires a withdrawal of a proportionate share of investment earnings thereon, which will be taxable and will include 10 percent early distribution tax if made before age 59-1/2 under current tax laws. Additionally, the participant can withdraw an amount equal to the pre-tax contributions made to the plan after January 1, 1991, at any time after age 59-1/2. This withdrawal will be taxable, but will not include the 10 percent early distribution tax under current tax laws.

Loans to Participants

A participant can borrow up to 50 percent of his or her vested account balance (including ESOP) while in the Plan. The amount borrowed may be from a minimum of $1,000 to a maximum of $50,000, but never more than 50 percent of the vested account balance. Only one loan can be outstanding at any one time. A loan must be repaid by payroll deduction over a period not to exceed five years; early payoff is permitted. The loan interest rate is set by the administrative committee and, for the 2002 plan year, it was 1 percent above the prime rate charged by COGC’s principal commercial bank in effect at the time of the loan. The set-up fee and the ongoing administrative fee for the loan are charged directly to the participant’s account on a quarterly basis. Loans are limited to members who are active employees.

Withdrawals Upon Termination of Employment

A participant can withdraw the total vested amount in the Plan account as a result of either (i) termination of employment, (ii) retirement at age 65 or at age 55 or later with 10 years of service or (iii) permanent and total disability or death. The full value of the Plan account will be paid and will be subject to income tax when the participant retires or qualifies as permanently and totally disabled, unless an election is made by the participant to rollover the funds as allowed by the Internal Revenue Code. If death occurs before retirement, the full value of the account will be paid to the designated beneficiary. Any portion of an eligible rollover distribution can be paid directly to an eligible retirement plan specified by the distributee in a direct rollover.

Disposition of Forfeitures by Participants

A forfeiture of unvested benefits shall be accounted for in the following manner. First, the forfeiture shall be credited to the Company contribution account of a re-employed participant for whom a reinstatement of prior forfeiture is required. Second, the forfeiture shall be applied toward the account of a former participant pursuant to the unclaimed benefit provisions of the Plan. To the extent that forfeitures for any Plan year exceed the amounts required to reinstate the accounts noted above, they will be applied against the next succeeding Company contribution.

For the years ended 2002 and 2001, employer contributions were reduced by approximately $24,000 and $31,000, respectively, from forfeited nonvested accounts.

Rollover Contributions

Generally, if a participant received a qualified total distribution as defined in the Internal Revenue Code of 1986 as amended, the participant can deposit or rollover those funds into the Plan if approved by the Administrative Committee.

Participant Accounts

Each participant’s account is credited with the employee’s contribution, the Company contributions and the proportionate allocation of the earnings of the Plan, as defined.

Plan Trustee

Fidelity Management Trust Company was appointed trustee of the Plan by a contract dated June 1, 1991. Under the contract, the trustee shall hold all property received, manage the Plan and invest and reinvest Plan assets.

2.    Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Valuation of Investments

Investments are recorded at fair market value based on externally quoted and reported market prices.

Net (Depreciation)/Appreciation in Fair Market Value of Investments

The statement of changes in net assets available for Plan benefits presents the net (depreciation)/appreciation in the fair market value of investments which consists of realized gains or losses and the unrealized (depreciation)/appreciation on those investments.

Administrative Expenses

Administrative expenses consist of all expenses incident to the administration, termination or protection of the Plan, including, but not limited to, legal, accounting, investment manager and trustee fees. Substantially all administrative expenses, except for expenses associated with loans to participants, were paid by the Company in 2002.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks and mutual funds. Investment securities are exposed to various risks, such as market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

3.    Investments

The following presents investments that represent five percent or more of the Plan’s net assets as of December 31, 2002 and 2001, at their current value.

	2002		2001
	Value	Shares	Value	Shares
Cabot Corporation common stock	$3,051,802	114,989	$4,421,750	123,859
Cabot Oil & Gas Corporation common stock	1,885,598	76,094	1,813,649	75,412
Fidelity Magellan Fund	6,232,053	78,927	8,298,818	79,628
Fidelity Growth & Income Fund	2,424,015	79,974	2,859,137	76,488
Fidelity Independence Fund	2,124,461	162,545	2,416,822	153,254
Fidelity U.S. Bond Index Portfolio	3,727,664	331,643	2,568,550	237,829
Fidelity Money Market Trust:
Retirement Money Market Portfolio	6,456,590	6,456,590	6,078,425	6,078,425
Spartan U.S. Equity Index Portfolio	3,725,117	119,586	4,934,105	121,410

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated)/appreciated in value as follows:

	Net (Depreciation)/Appreciation
Investments	2002	2001
Equity	$(1,066,254)	$768,131
Mutual funds	(4,768,004)	(3,488,186)

Total net depreciation	$(5,834,258)	$(2,720,055)

4.    Plan Termination

While the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it may do so at any time. In the event of such a discontinuance or termination of the Plan, all amounts credited to the accounts of participants shall become fully vested and nonforfeitable.

5.    Tax Status of Plan

The Plan is designed to constitute a “Qualified Plan” under the provisions of Section 401(a) of the Internal Revenue Code and, therefore, be exempt from federal income tax under the provisions of Section 501(a). The Plan obtained its latest determination letter on July 15, 2002, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.    Party-in-Interest Transactions

The Plan invests in various Fidelity mutual funds and portfolios. These investments are considered party-in-interest transactions because Fidelity Management Trust Company serves as trustee of the Plan. The Plan management has approved these investment options.

The Plan also invests in COGC common stock. Transactions in Company stock are considered party-in-interest transactions because COGC is the Plan sponsor.

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2002

	Description	Units Held	Current Value
*	Fidelity Retirement Money Market Portfolio	6,456,590	$6,456,590
*	Fidelity Magellan Fund	78,927	6,232,053
*	Spartan U.S. Equity Index Portfolio	119,586	3,725,117
*	Fidelity U.S. Bond Index Portfolio	331,643	3,727,664
*	Fidelity Growth & Income Fund	79,974	2,424,015
*	Fidelity Independence Fund	162,545	2,124,461
*	Fidelity Balanced Fund	27,360	363,617
*	Fidelity Diversified International Fund	16,452	282,317
	Dreyfus Founders Discovery Fund	36,124	687,808
*	Fidelity Stock Selector Fund	53,862	893,026
*	Cabot Oil & Gas Corporation common stock	76,094	1,885,598
	Cabot Corporation common stock	114,989	3,051,802
*	Participant loans (interest rates range from 5.75% to 10.50% and maturities through December 2005)		706,943

		7,554,146	$32,561,011

*	Represents a party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Plan have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

Cabot Oil & Gas Corporation Savings Investment Plan

Date: June 27, 2003	By:	/s/ Henry C. Smyth Henry C. Smyth Vice President, Controller and Treasurer

Exhibit

The following are included as an exhibit to this report.

Exhibit Number	Description

23.1	Consent of PricewaterhouseCoopers LLP